INCEPTION MINING INC.

5330 South 900 East, Suite 280

Murray, Utah 84117

November 10, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3561

Washington DC 20549

Attn: John Reynolds, Assistant Director

Re:	Inception Mining Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed May 3, 2016
File No. 000-55219

Dear Mr. Reynolds:

We have received your letter dated October 17, 2016 regarding the Company’s Annual Report on Form 10-K and have prepared the following responses to your comments. Supplemental information requested is provided in the included Exhibit A, where applicable, with the proposed additions in red text.

Form 8-K filed July 27, 2016

Exhibit 99.1

1. We note your reference to a 43-101 technical analysis report in your press release furnished to the Commission on July 27, 2016. Please forward to our engineer, as supplemental information and not as part of your filing, the referenced technical report pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provide in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

RESPONSE: The requested supplemental information is being delivered to you separately on a CD.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 2. Properties

2. In future filings please include a map showing the location and access to each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. Please include a draft of your proposed future disclosure with your response.

RESPONSE: Maps of the UP & Burlington claim and Clavo Rico concession have been included in proposed future disclosure provided herewith as Exhibit A to show the items requested.

3. In future filings please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

●	A description of all interests in your properties, including the material terms of all underlying agreements and royalties.

●	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area of your properties.

●	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

Please include a draft of your proposed future disclosure with your response.

RESPONSE: We have included a draft of our proposed future filings as Exhibit A to this letter. Regarding Clavo Rico, the Company acquired the land known as the Modesto property pursuant to a real estate purchase agreement in December 2015, and accordingly controls that parcel outright (in addition to the main Clavo Rico parcel). The Company has informal arrangements with the owners of the Loli and Juan Carlos Williams properties to explore those lands. Production at this mine is subject to a 5% net smelter royalty and a 3% refinery royalty.

Regarding UP & Burlington, the Company acquired the real property where the mine is located on February 25, 2013, accompanied by the necessary exploration and mineral rights permits needed to explore and carry out mining activities thereon. Accordingly, the Company owns and controls this property exclusively and there are no conditions to be met to satisfy any lease or license agreement. However, in connection with the acquisition of this mine, production at this mine is subject to a 3% net smelter royalty. This royalty may increase or decrease depending on the amount of gold produced.

The Company has ceased all exploration in the State of Nevada.

4. Revise future filings to clarify if your Clavo Rico Gold Mine is a surface or underground operation. Please include a draft of your proposed future disclosure with your response.

RESPONSE: Clavo Rico is a surface mining operation; we have included that fact in our proposed future filings language included here as Exhibit A.

5. We note that you are extracting material from your Clavo Rico Gold Mine in Honduras. In future filings include extraction information including tons extracted, grade of material extracted, processing recoveries, and ounces produced and sold. Please include a draft of you proposed future disclosure with your response.

RESPONSE: We have included our proposed future filings language as Exhibit A to this letter for your review and comment. The current recovery operation has been sized to handle from 500 to 1,000 tons of extracted material per day on a recovery bed that has the capacity to receive up to 500,000 tons of material. The Company commenced full operations on January 1, 2012 and believes that sufficiently high gold content ore bodies have been located and blocked out to load the recovery bed to capacity by the end of 2017. The Company has engaged in preliminary drilling of this area and the resulting assays of samples indicate that the ore should have grades in the range of 0-5 grams of gold per ton.

During the period covered under this Annual/Quarterly Report, the Company extracted __ tons of material, with an average grade of __ parts per ton. After processing this material using the on-site leach pad, the Company produced __ ounces of gold/copper for assaying and refining, for a recovery percentage of __%.

6. Please tell us if you have other exploration properties and revise future filings to include a summary of these properties. Please include a draft of your proposed future disclosure with your response.

RESPONSE: Except as disclosed herein or in other of the Company’s filings with the Commission, the Company does not explore or use any other properties. We have included that disclosure in our proposed future filings language included as Exhibit A to this letter.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

7. We note your use of the term ore on page 22 when describing mineralization at your Clavo Rico Gold Mine. Pursuant to paragraph (a)(1) of Industry Guide 7 the term ore is commensurate with the term reserve. In future filings, please revise to remove this term until you have established proven or provable reserves.

RESPONSE: The term “ore” as used in this section has been replaced with language that accurately portrays the processes described therein, yet does not infringe on pre-defined terms.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Inception Mining Inc.

/s/ Michael Ahlin
Chief Executive Officer

EXHIBIT A

Proposed Language to be Used in Future Filings

PROPERTIES – Part I, Item 2 of Form 10-K

UP & Burlington Gold Mine, Salmon, Lemhi County, Idaho

On February 25, 2013, the Company acquired certain real property and mineral rights commonly known as the UP and Burlington Gold Mine (“UP & Burlington”) pursuant to an asset purchase agreement. We are presently in the exploration stage at UP & Burlington. The UP & Burlington project consists of two federal patented mining claims, which Inception Resources Mining acquired for the purpose of the exploration and potential development of gold on the 40 acres that comprise this property.

Discovered in 1892, UP & Burlington is a private gold property that has been held unused for the past 75 years. UP & Burlington is located in Lemhi County, northwest of Salmon, Idaho, at an elevation of 3,994 feet. The UP & Burlington site is located six miles from the city of Salmon; 0.6 miles from the closest major road (Ridge Rd.); and 1.56 miles from the closest major power line. We believe Salmon, along with the surrounding County of Lemhi, provides an excellent infrastructure for our mine. Salmon has a population of 3,122 and Lemhi County has a population of 7,806.

UP & Burlington’s two gold mining claims were brought to patent in 1900, which covers the Mine’s 40 acres. Subsequently, in 1989, a U.S. Forest Survey was performed on the UP & Burlington site confirming that the patented claims cover an area that is six hundred feet by three thousand feet (600’ x 3000’). The Mine’s patented claims remove the challenges associated when working on U.S. Forest lands, Bureau of Land Management (“BLM”), state or other property types. With our purchase of UP & Burlington, we have the benefit of working on private land, which requires only a hauling/road permit to commence significant operations.

The Company has obtained the necessary permitting, cut additional access roads, made surface improvements, and initiated surface mining on a 2,500 foot per day lighted vein for bulk sampling, vein definition and material evaluation. In Phase II, we plan to contract with an underground mining contractor to expand portal development leveraging existing underground access, and implement an underground mining operation. There is no guarantee that we will be successful in implementing any stage of our plans.

Our plan includes the continuation of obtaining a Lemhi County Conditional Use Permit and an Idaho Department of Lands Surface Reclamation Bond. Since receiving the permitting for the U.S. Forest Service Access Road, the access road is now complete. In addition, we have contracts such as geotechnical contracts, mining contracts, toll processing contracts, and underground mine plan contracts.

Clavo Rico Gold Mine, Honduras, Central America

On October 2, 2015, the Company consummated a merger with Clavo Rico Ltd. (“Clavo Rico”). Clavo Rico is a privately held Turks and Caicos company with principal operations in Honduras, Central America. Clavo Rico operates the Clavo Rico mining concession through its subsidiary Compañía Minera Cerros del Sur, S.A de C.V. Its workings include several historical underground mining operations dating back to the early Mayan and Spanish occupation.

The Company’s primary mine is a surface operation, located on the 200-hectare Clavo Rico Concession, located in southern Honduras. This mine was originally explored and exploited in the 16th century by the Spanish, and more recently has been operated by Compañía Minera Cerros del Sur, S.A. de R.L. as a small family business. In 2003, Clavo Rico’s predecessor purchased a 20% interest and later increased its ownership to 99.5%. This company has since invested over five million dollars in the expansion and development of the mine and surrounding properties. Today, the Company operates this mine through exploration of surface-level material.

The current recovery operation has been sized to handle from 500 to 1,000 tons of extracted material per day on a recovery bed that has the capacity to receive up to 500,000 tons of material. The Company commenced full operations on January 1, 2012 and believes that sufficiently high gold content ore bodies have been located and blocked out to load the recovery bed to capacity by the end of 2017. The Company has engaged in preliminary drilling and the resulting assays of samples indicate that the material should have grades in the range of 0-5 grams of gold per ton.

During the period covered under this Annual/Quarterly Report, the Company extracted __ tons of material through surface operations, with an average grade of __ grams of gold per ton and __ grams of silver per ton. After processing this material using the on-site leach pad, the Company produced __ ounces of gold and __ ounces of silver for refining, for a recovery percentage of __%.

The Company utilizes four distinct properties located at the Clavo Rico Concession: the main Clavo Rico property, where extraction, leaching, and processing occurs, and the Modesto, Loli, and Juan Carlos Williams properties, which are used as extraction sites. The Modesto location was acquired by the Company pursuant to a real estate purchase agreement in December 2015. The Company is permitted access to the Loli and Juan Carlos Williams properties pursuant to informal oral agreements.

The Clavo Rico Concession in relation to the town of El Corpus.

Parcels of the Clavo Rico Concession that are currently explored or otherwise used by the Company.

The Company had previously disclosed exploration in the Northern Nevada Rift through a partner. Any exploration in these areas has ceased and the Company has no plans to pursue exploration in this area at this time.

Corporate Headquarters

We currently maintain our corporate offices at 5330 South 900 East, Suite 280, Murray, Utah 84117. During the year ending ___, we paid monthly rent of approximately $1,000 for use of a corporate office, which we anticipate will be sufficient until we commence full operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Part II, Item 7 in Form 10-K; Part I, Item 2 in Form 10-Q

Forward Looking Statements

Except for historical information, the following Management’s Discussion and Analysis contains forward-looking statements based upon current expectations that involve certain risks and uncertainties. Such forward-looking statements include statements regarding, among other things, (a) discussions about mineral resources and mineralized material, (b) our projected sales and profitability, (c) our growth strategies, (d) anticipated trends in our industry, (e) our future financing plans, (f) our anticipated needs for working capital, (g) our lack of operational experience and (h) the benefits related to ownership of our common stock. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business,” as well as in this Report generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Report will in fact occur as projected.

Overview

On February 25, 2013, Inception Mining, Inc. (“Inception” or the “Company”) and its majority shareholder (the “Majority Shareholder”), and its wholly-owned subsidiary, Inception Development Inc. (the “Subsidiary”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Inception Resources, LLC, a Utah corporation (“Inception Resources”), pursuant to which Inception purchased the UP & Burlington Gold Mine in consideration of 16,000,000 shares of common stock of Inception, the assumption of promissory notes in the amount of $950,000 and the assignment of a 3% net smelter royalty, which may increase or decrease depending on the amount of gold produced. Inception Resources was an entity owned by and under the control of a shareholder. This transaction is deemed an asset purchase by entities under common control. The Asset Purchase Agreement closed on February 25, 2013 (the “Closing”). We were a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) immediately prior to our acquisition of the gold mine pursuant to the terms of the Assert Purchase Agreement. As a result of such acquisition, our operations are now focused on the ownership and operation of the mine acquired from Inception Resources. Consequently, we believe that acquisition has caused us to cease to be a shell company as we no longer have nominal operations.

We are a mining exploration stage company engaged in the acquisition, exploration, and development of mineral properties, primarily for gold, from owned mining properties. Inception Resources has acquired two projects, as described below. Our target properties are those that have been the subject of historical exploration. We have not generated revenue from mining operations.

UP & Burlington Gold Mine

On February 25, 2013, the Company acquired certain real property and the associated exploration permits and mineral rights commonly known as the UP & Burlington Gold Mine (“UP & Burlington” or the “Mine”) pursuant to that certain asset purchase agreement entered between the Company, its majority shareholder (the “Majority Shareholder”), and its wholly-owned subsidiary, Inception Development Inc. (the “Subsidiary”) on one hand, and Inception Resources on the other hand, dated February 25, 2013 (the “Asset Purchase Agreement”). Accordingly, the Company owns and controls this property exclusively; there are no third parties who impose conditions of any kind on operations at this location. We are presently in the exploration stage at UP & Burlington. UP & Burlington contains two federal patented mining claims which Inception Resources acquired for the purpose of the exploration and potential development of gold on the 40 acres which comprises UP & Burlington. Production at this mine is subject to a 3% net smelter royalty, which may increase or decrease depending on the amount of gold produced.

Discovered in 1892, UP & Burlington is a private gold property that has been held unused in a family trust for the past 75 years. UP & Burlington is located in Lemhi County, Northwest of Salmon, Idaho, at an elevation of 7,994 feet. The UP & Burlington site is located six miles from the city of Salmon; is 0.6 miles away from the closest major road (Ridge Rd.); and is 1.56 miles away from the closest major power line. We believe Salmon, along with the surrounding County of Lemhi, provides an excellent infrastructure for our mine. Salmon has a population of 3,122 and Lemhi County has a population of 7,806. In September 2011, heavy maintenance and right-of-way repair was completed and a new road to UP & Burlington was constructed.

UP & Burlington’s two gold mining claims were brought to patent in 1900, which covers the Mine’s 40 acres. Subsequently, in 1989, a U.S. Forest Survey was performed on the UP & Burlington site confirming that the patented claims cover an area which is six hundred feet by three thousand feet (600‘x3000’). The Mine’s patented claims remove the challenges associated when working on U.S. Forest lands, Bureau of Land Management (“BLM”), state or other property types. With our purchase of UP & Burlington, we have the benefit of working on private land, which requires only a hauling / road permit to commence significant operations.

The Company has obtained the necessary permitting, cut additional access roads, made surface improvements, and initiated surface mining on a 2,500 foot per day lighted vein for bulk sampling, vein definition and ore valuation. In Phase II, we plan to contract an underground mining and operations plan, expand portal development leveraging existing underground access, and implement underground mining to a depth based on optimizing costs versus processed ore value. There is no guarantee that we will be successful in implementing any stage of our plans.

Our plan includes the continuation of obtaining a Lemhi County Conditional Use Permit and an Idaho Department of Lands Surface Reclamation Bond. Since receiving the permitting for the U.S. Forest Service Access Road, the access road is now complete. In addition, we have contracts such as geotechnical contracts, mining contracts, toll processing contracts, and underground mine plan contracts.

The Company and its independent consultants are in the process of developing a detailed exploration-drilling program to confirm and expand mineralized zones in the Mine and collect additional environmental and technical data. The first phase began in 2013. The Company intends to continue drilling, metallurgical testing, engineering and environmental programs and studies and has updated the historic feasibility study and environmental permit applications.

We also plan to review opportunities and acquire additional mineral properties with current or historic precious and base metal mineralization with meaningful exploration potential.

Clavo Rico Mine

On October 2, 2015, the Company consummated a merger with Clavo Rico Ltd. (“Clavo Rico”). Clavo Rico is a privately held Turks and Caicos company with principal operations in Honduras, Central America. Clavo Rico operates the Clavo Rico mining concession through its subsidiaries Compañía Minera Cerros del Sur, S.A de C.V. and Compañía Minera Clavo Rico, S.A. de C.V. and holds other mining concessions. Its workings include several historical underground mining operations dating back to the early Mayan and Spanish occupation.

The Company’s primary mine is located on the 200-hectare Clavo Rico Concession, located in southern Honduras. This mine was originally explored and exploited in the 16th century by the Spanish, and more recently has been operated by Compañía Minera Cerros del Sur, S. de R.L. as a small family business. In 2003, Clavo Rico’s predecessor purchased a 20% interest and later increased its ownership to 99.9%. This company has since invested over five million dollars in the expansion and development of the mine and surrounding properties. Today, the Company operates this mine through exploration of surface-level material.

Mining operations begin by crushing extracted material to approximately 3/8-inch size pebbles, which is then mixed with additional material and loaded on the recovery pad for processing. The pebble material is sprinkled with a solution that leaches the gold from the rock, and the solution is collected and processed on-site at Clavo Rico’s own ADR plant. The doré bars that result from this process are shipped to the USA for refining.

Prior to the expansion, the mine had only been processing approximately 500 tons of extracted material per month. The current recovery operation has been sized to handle from 500 to 1,000 tons of extracted material per day on a recovery bed that has the capacity to receive up to 500,000 tons of material. The Company commenced full operations on January 1, 2012 and believes that sufficiently high gold content ore bodies have been located and blocked out to load the recovery bed to capacity by the end of 2017.

The Company has engaged in preliminary drilling of this area and the resulting assays of samples indicate that the material should have grades in the range of 0-5 grams of gold per ton.